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06019599

RECEIVED DEC 2 7 2006 213 PROCESSING SECTION WASH. D.C.

December 27, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Olympus ~~Corporation~~ Optical Co. Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On December 12, 2006, the Company filed in Japanese without preparing an English translation, an Interim Securities Report with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. We have therefore furnished an English summary of the Interim Securities Report below:

- Interim Securities Report for the six months ended September 30, 2006, as filed on December 12, 2006 with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan, which includes:

  I. Corporate information

  A. Corporate Overview
    1. Historical movements of major financial indices
    2. Overview of business
    3. Associated companies
    4. Employee information

  B. Business
    1. Business results
    2. Production, orders and sales
    3. Management issues

PROCESSED
JAN 0 5 2007 E
THOMSON FINANCIAL

dlw 1/4

4. Material contracts
5. Research and development activities

C. Capital assets
1. Important capital assets
2. Plans for acquisition or disposition of capital assets

D. Company information
1. Share information
2. Changes in share price
3. Directors, corporate auditors and executive officers

E. Financial information
1. Interim consolidated financial statements
2. Interim unconsolidated financial statements

F. Reference materials

II. Information on Guarantors (none)

♦ Audit reports

On December 14, 2006, the Company, Olympus Biomaterial Corp., a wholly owned subsidiary of the Company and Terumo Corporation made a public announcement and filed with the Tokyo Stock Exchange regarding the launch of a new biomaterial joint venture specializing in biomaterials on April 1, 2007. An English language translation is attached herewith (Attachment 1).

In addition, the Company issued ten press releases between November 13, 2006 and December 19, 2006. Three of them are English language press releases (Attachments 2 through 4) and seven are in Japanese. We have therefore prepared English summaries to these seven Japanese language press releases below:

- Press release, dated November 14, 2006, regarding Olympus Imaging Corp.'s launch of "Voice-Trek DS-50" and "Voice-Trek DS-40", new models of flagship model IC recorder "Voice-Trek DS series" with super high-quality sound recording and reproducing functions, on November 23, 2006.

- Press release, dated November 20, 2006, regarding Olympus Imaging Corp.'s launch of "M-XD2GH", a large-capacity compact recording media for digital cameras, from the beginning of December, 2006.

- Press release, dated November 22, 2006, regarding Olympus Imaging Corp.'s limited sale of 3,000 "μ 730 Creative Black" with high performance and simple operation, with 7.1 million pixels, on December 1, 2006.

- Press release, dated November 27, 2006, regarding Olympus Medical Systems Corp.'s launch of "VISERA Pro System", an endoscope integration video system which improves observation quality of endoscope surgery and supports efficient management of operating rooms, on December 5, 2006.

- Press release, dated November 28, 2006, regarding Olympus Imaging Corp.'s launch of "Mao Asada premium photo session invitation campaign" and "¥20,000 cash-back campaign for purchasers of E-330 (a digital single-lens reflex camera)", on December 1, 2006.

- Press release, dated December 8, 2006, regarding Olympus Medical Systems Corp.'s launch of "OER-3", a safe and efficient automatic endoscope cleaning and disinfection device, on December 12, 2006.

- Press release, dated December 19, 2006, regarding Olympus Medical Systems Corp.'s launch of "Disposable high-frequency knife KD-611L", a surgical instrument for early stage stomach cancer operations with improved operability of incision and detachment, on January 9, 2007.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda / ms

Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

December 14, 2006

New Biomaterial Joint Venture to be Created through Integration of Biomaterials Business of Olympus with Collagen Business of Terumo

Olympus Corporation
Terumo Corporation
Olympus Biomaterial Corp.

Olympus Corporation (Olympus), Terumo Corporation (Terumo) and Olympus Biomaterial Corp. (OBM), a wholly owned subsidiary of Olympus Corporation, have today agreed to incorporate the new Joint Venture specializing in biomaterials. The new Joint Venture will be launched on April 1, 2007.

The Joint Venture will be created through the integration of OBM, which is involved in the areas of biomaterials and regenerative medicine, with the collagen business of Terumo. The aim is to build a biomaterials business through the development of new products in the fields of orthopedics, dentistry, oral surgery, plastic surgery and dermatology, based on the convergence of both companies' technologies.

OBM will be renamed Olympus Terumo Biomaterials Corp. The sales target is ¥5 billion within three years.

In 2005, Olympus and Terumo decided to expand their comprehensive business partnership. Since then the two companies have been discussing a collaborative approach to the development of new medical devices and new markets in several fields, including cardiovasucular disease, cancer and bone disease (orthopedic surgery). As part of the process of expanding their business partnership, Olympus and Terumo have agreed to establish a jointly owned corporation as the vehicle for their new business. By creating an integrated business structure specializing in biomaterials, the two companies aim to develop new products based on their technology synergies.

Aims of Joint Venture

In recent years, the rapid growth of the aged population has been accompanied by increases in the incidence of bone fractures and bone disease, including bone tumors. These conditions are generally treated surgically through the use of bone substitute or autogenous bone to regenerate in bony defects. The procedures with bone are less surgically invasive than with autogenous bone and can be expected to provide improvements in the quality of life. These advantages are reflected in the expansion of the bone substitute market.

Natural bone consists mainly of calcium phosphate and collagen. OBM and Terumo have knowledge and manufacturing technologies relating to calcium phosphate and collagen respectively. By applying their combined technologies to the development of bone substitute, they aim to create new composite bone substitute materials, including composites of ceramics element and collagen, that will more closely resemble natural bone, which is made of. In addition to technology synergies, including the combination of OBM's biomaterials with bio-access technology developed by Terumo,

New composite bone substitute material image


ceramics element
composite artificial bone
collagen

there will also be opportunities for market expansion and other benefits based on marketing synergies. By developing patient-friendly biomaterials, Olympus Terumo Biomaterials aims to create new markets for minimally invasive therapies.

Technological Backgrounds of Olympus, OBM and Terumo

■Olympus and Olympus Biomaterial

Olympus commenced sales of OSferion, a synthetical bone replacement material based on β-TCP (beta-tricalcium phosphate), in 1999. In 2004 it restructured this area of its business as a wholly owned subsidiary, OBM. In 2005 Olympus acquired Boneceram, a hydroxyapatite bone replacement material, from Sumitomo Osaka Cement Co., Ltd. and Sumitomo Pharmaceuticals Co., Ltd. OBM sells these products in Japan.

■Terumo

The collagen business of Terumo dates from 1993, when it began to supply Terudermis, an artificial dermal graft material used to treat serious dermal and mucosal defects and severe burn wound. Made from collagen, Terudermis supports the formation of dermal tissue through infiltration by the patient's own cells. In 1998 Terumo launched Teruplug, a product designed to accelerate recovery after tooth extraction. Terumo sells these products in Japan and in overseas markets, including the United States, South Korea and Taiwan.

Profile of Olympus Terumo Biomaterials Corp.

President:	Hitoshi Mizuno (currently President of Olympus Biomaterial Corp.)
Head office:	Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Activities:	Research and development relating to biomaterials and regenerative medicine, including ceramic bone substitute and collagen, and manufacture and sales of these products
Capital:	¥72,070,000
Ownership:	Olympus 66.6% (192,000 shares), Terumo 33.4% (96,290 shares)
Start of business:	April 1, 2007 (tentative)
Employees:	Approximately 60


Current
Olympus
Terumo
Joint Venture
Olympus
Terumo
Olympus Terumo Biomaterials

Reference

Profile of Olympus Corporation

Head Office:	Shinjuku Monolith, 3-1, Nishi-shinjuku 2-chome, Shinjuku-ku, Tokyo
Establishment:	1919
Paid-in Capital:	48,331 millions of yen
Principal officer:	Tsuyoshi Kikukawa (President)
Consolidated Net Sales:	978,127 millions of yen (End of March, 2006)
Number of Employees:	33,022 (Group, End of March, 2006)
Business activities:	Manufacturing and sales of equipment and devices, including digital cameras, film cameras, IC recorders, medical endoscopes, endosurgery products, endotherapy accessories, biological and industrial microscopes, clinical analyzers, information and communication device, industrial endoscopes, nondestructive testing instruments, printers, barcode scanners, and others.

Profile of Terumo Corporation

Head Office:	44-1, Hatagaya 2-chome, Shibuya-ku, Tokyo
Establishment:	1921
Paid-in Capital:	38,716 millions of yen
Principal officer:	Akira Takahashi
Consolidated Net Sales:	247,048 millions of yen (End of March, 2006)
Number of Employees:	10,825 (Group, End of March, 2006)
Business activities:	Manufacturing and sales of medical products and equipment, including pharmaceuticals, nutritional food supplement, blood bags, disposable medical devices, cardiopulmonary systems, catheter systems, peritoneal dialysis, blood glucose monitoring system, medical electronic, and digital thermometers.

For further information, please contact:

PR and IR Dept., Olympus Corporation
Phone: 03-3340-2010 Fax: 03-3340-2130
http://www.olympus.co.jp/

Corporate Communication / IR Dept., Terumo Corporation
Phone: 03-3217-6550 Fax: 03-3217-6771
http://www.terumo.com/

Customers / International Sales Dept., Olympus Biomaterial Corp.
Phone: 03-6901-4143 Fax: 03-6901-4005
http://www.biomaterial.co.jp/en/

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November 13, 2006

Dedicated "Designed-for-Digital" achieves
Lightweight, Ultra-Compact Telephoto Zoom Power

"ZUIKO DIGITAL ED 40-150mm F4.0-5.6" Lens

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce the introduction of the "ZUIKO DIGITAL ED 40–150mm F4.0–5.6" lens, a new "Designed-for-Digital" telephoto zoom lens for "Four-Thirds System" digital SLR cameras. The new lens is scheduled to go on sale in Japan on November 23, 2006.

"ZUIKO DIGITAL" interchangeable lenses are specifically designed to maximize the performance potential of the image sensors in "Four-Thirds System" digital SLR cameras. Newly announced "ZUIKO DIGITAL ED 40-150mm F4.0–5.6" lens is a lightweight, ultra-compact telephoto zoom lens that offers outstanding value.

"ZUIKO DIGITAL ED 40-150mm F4.0–5.6" is the lightest (220g) and smallest lens in its class*, and boasts the shortest minimum shooting distance (0.9m). Its wide zoom range is equivalent to 80–300mm on a 35mm camera, and its "Four-Thirds System" design assures outstanding portability that makes interchangeable lens photography easier.

*: as an interchangeable telephoto zoom lens covering telephoto ranges over 200mm: 35mm equivalent (as of November 13th, 2006, by Olympus study)

<Launch Information>

Product Name	MSRP (incl.Tax)	Launch Date
"ZUIKO DIGITAL ED 40-150mm F4.0-5.6"	¥ 37,400 (incl.Tax ¥ 39,270)	November 23,2006



"ZUIKO DIGITAL ED 40-150mm F4.0-5.6"
Size compared to standard Business Card



"ZUIKO DIGITAL ED 40-150mm F4.0-5.6"
mounted on Olympus "E-330" digital SLR Body

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2135 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp/
Olympus E-System Site: http://www.olympus-esystem.jp/

■ZUIKO DIGITAL ED 40-150mm F4.0-5.6

<Main Features>

1. Lightweight and Ultra-Compact Design

"ZUIKO DIGITAL ED 40-150mm F4.0-5.6" uses ED (Extra-low Dispersion) and high-performance glass elements and an optimized zoom range to ensure outstanding performance and portability. Packing the equivalent of 300mm telephoto power in a barrel only 72mm long, and weighing just 220g, it makes it easy to enjoy true telephoto shooting in the field. The lens's 3.8x zoom covers a wide range of focal lengths, and offers performance equivalent to 80-300mm on a 35mm camera.

2. Excellent Close-Focusing Capability

An inner focusing system assures that lens length remains constant, and provides close focusing from 90cm at any focal length.

<Other Features>

●Superior Imaging Characteristics

ED and high refractive index glass elements are used to minimize chromatic aberration, coma flare, and image curvature. Sharp, high-contrast imaging is achieved at the outer periphery of the lens at all focal lengths. Advanced technologies for high image quality include multi-coating to reduce ghosting and flaring in backlight, and the use of a circular iris to achieve smooth, soft, background defocusing.

●Filter Support

A non-rotating mount ensures that filters do not rotate when the lens is focused, making it much easier to shoot when using polarizing filters.

<Specifications>

Focal Length		40-150mm (35mm Equivalent: 80-300mm)
Lens Construction		12 Elements in 9 Groups; including 1 ED Lens
Focusing System		Internal Focusing System
Angle of View		30.0-8.2 Degree
Closest Focusing Distance		0.90m~∞
Maximum Image Magnification		0.14x (35mm Equivalent: 0.28x)
Minimum Field Size		124 x 93 mm
Number of Blades		7
Aperture	Maximum	F4.0(40mm) - F5.6(150mm)
	Minimum	F22.0
Filter Size		ϕ 58 mm
Dimension	Diameter	ϕ 65.5 mm
	Total Length	72.0 mm
Weight		220g

<Others>

Can be used with Tele Converter "EC-14" and Extension Tube "EX-25"

<Accessories>

Lens Hood "LH-61D", Lens Cap "LC-58C"

Attachment 3

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November13, 2006

Olympus Enters the Dental Equipment Market
"Crystaleye" Dental Color Analysis System Launched in Japan

Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa) will make its debut in dental equipment market in November 2006. Developed and manufactured by Olympus, the Crystaleye Spectrophotometer is a dental color analysis system for use in dental offices and laboratories. It will be sold in Japan through Pentron Japan Inc. (President: Kuniaki Usui). Olympus will continue to expand its involvement in the dental equipment market by developing new products based on its optical and image processing technologies.

Background

In recent years there has been increasing demand for aesthetic dental treatment using dental prostheses*. This has created a need for tools capable of providing precise color information about patients' teeth. Traditionally dentists and dental technicians have obtained tooth color information through visual examinations using color samples known as "shade guides." With this method, the information cannot be conveyed accurately to the technicians who produce the prostheses. Color mismatching between prostheses and patients' teeth may necessitate the remaking of prostheses.

The "Crystaleye" is an extremely precise dental color analysis system based on original optical technology developed by Olympus. It can accurately analyze tooth colors simply by photographing the patient's teeth. Prostheses manufactured in the laboratory can be photographed in a specially designed dental jaw model, allowing comparisons in the same environment as in the oral cavity.

By introducing this product, Olympus aims to promote the use of this technology as the standard dental color analysis method.

* These are devices used in dental restoration. Varieties include all-ceramic and metal-bonded products.

Product Name	Price	Launch Date	Sales Region	First-Year Sales
Crystaleye Spectrophotometer	Yen798,000	November21, 2006	Japan	250 units





The "Crystaleye" Spectrophotometer (Left)
A photographic image obtained using Crystaleye (Right)

Main Features

1. Uniform Photographic Environment for Easy, Efficient Communication

In the past, dentists and dental technicians have observed teeth and prostheses under different light sources. The resulting discrepancies in judgments about tooth color information have led to errors in the manufacture of prostheses for patients.

With Crystaleye, tooth colors are ascertained from photographs taken inside the patient's oral cavity, which is shielded from external light. The laboratory can then manufacture the prostheses according to information sent from the dental office and photograph the resulting product using specialized equipment that completely eliminates external light. Because comparison checks can be carried out under identical conditions in the dental office and the laboratory, it is possible to create prostheses that better match patients' requirements.

2. 7-Band LED Light Source for Accurate Color Judgments Based on High-Precision Spectrophotometry

Using the traditional method of judging the color of patients' teeth from shade guides, the determination of subtle shade differences was very time-consuming. Moreover, because color information could not be fully described on laboratory instruction forms, it was not easy to share precise color information between the dental office and the laboratory.

Crystaleye provides extremely precise color measurement based on spectral estimation using a 7-band LED light source. Because this system has greater color detection capacity than conventional 3-band (RGB) systems, it can identify even subtle differences in color.

3. Simple, Accurate Photography, Rapid Access to Image Data

In the past, photography was a difficult process requiring complex settings and a range of equipment, including flash units and macro lenses. An assistant was also required to apply a mouth gag and help with photography.

With Crystaleye, there are no complex procedures, and the dentist (or technician) can take accurate photographs without the need for assistance. The software supplied with the system (Crystaleye Application Master) forwards the information electronically to the laboratory, allowing the technician to determine the shape and tone of the tooth and make detailed color analyses of the location requiring examination.

Main Specifications

Photographed locations	Teeth, dental arches, facial morphology
Color analysis system/light source	7-band spectral estimation/7-band LED illumination, 45° diffusion reflection
Image recording	LCD: real-time color imaging, internal flash memory (image storage capacity: 15MB) Tooth photographs: 1.3MB per image Dental arch/facial morphology: 0.4MB per image
Basic set	SP meter × 1, , cradle × 1, contact caps (disposable) × 5, Crystaleye Application masters (special software) × 2, cables
Recommended PC environment	CPU: Pentium 4 2GHz or better, main memory: at least 512MB OS: Windows 2000 SP4 or Windows XP SP2 Peripheral equipment: CD drive, USB port
Format/weight	SP meter: W180×D85×H115 (mm), 410g Cradle: W145×D260×H180 (mm), 380g Contact caps: W180×D45×H115 (mm), 6.2g Crystaleye Inspection Kit: W99×D69×H110 (mm), 580g (including upper jaw model)

* All company names and product names in this release are trademarks or registered trademarks of the companies concerned.

Attachment 4

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

December 11, 2006

Olympus and VisEn Medical Sign Exclusive Distribution Agreement for Asia — Sales Area for Near Infrared Fluorescence In Vivo Imaging Platforms Expanded

Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa, headquarters: Tokyo) and VisEn Medical, Inc. (VisEn, CEO: Kirtland G. Poss, headquarters: Woburn, Massachusetts, U.S.A.) have signed an exclusive distribution agreement covering sales of VisEn's fluorescence molecular tomography (FMT) systems and in vivo near infrared fluorescence probe portfolio in Asia (South Korea, Singapore, China, Taiwan). Olympus previously signed an exclusive distribution agreement covering Japan and commenced sales of equipment and probes in September 2006. Under the new agreement, Olympus will expand its sales territory to include Asian markets, where the level of bio-industry investment is high. It plans to commence sales in South Korea and Singapore in January 2007, followed by China and Taiwan.

<Outline of VisEn Products Covered by Exclusive Distribution Agreement >

Product	Start of Sales	Markets
Near infrared fluorescence molecular imaging platforms ・Fluorescence molecular tomography (FMT) systems ・In vivo near infrared fluorescence probes	January 2007	South Korea, Singapore, China, Taiwan

Background

Bio-technology is seen as a growth sector in Asian countries. There has been intensive investment, as well as government-led industry development initiatives, especially in South Korea, Singapore, China and Taiwan. Olympus already sells VisEn's FMT systems and in vivo near infrared fluorescence probes in Japan and will progressively introduce the products in other Asian markets with buoyant bio-technology industries. With its FMT systems and in vivo near infrared fluorescence probes, VisEn has created the most advanced and highest performance in vivo molecular imaging systems available today. By combining these products with Olympus molecular imaging systems and using near infrared probes, it will be possible to generate an unprecedented range of in vivo molecular imaging data, from the cellular and tissue levels to the quantification of molecular activities throughout the body in real time. These products will accelerate progress in disease research and in drug development by significantly expanding molecular imaging applications and enhancing data quality in diseases including cancer, inflammation, cardiovascular disease, and bone disease.

【Overview on Near Infrared Fluorescence Imaging】

Three basic methods used in optical molecular imaging are: near infrared imaging using biocompatible molecular probes, imaging by means of fluorescent proteins, and luminescent imaging. Near infrared fluorescence imaging using biocompatible molecular probes is an extremely effective and highly sensitive method of in vivo imaging and is increasingly playing a central role in disease research and drug development, from animal research today through medicine tomorrow. All life phenomena, including disease onset, progression and recovery, occur through known molecular chains in the body. In advanced life science research, in vivo imaging is used extensively to analyze cellular, protein and molecular dynamics. These new technologies and imaging approaches are expected to result in the earlier discovery and characterization of disease states including cancers, a better understanding of the mechanisms involved in the onset and progression of disease, and the factors that make ranges of therapeutic drugs effective. These technologies are particularly applicable in the field of cancers.

【VisEn Suite of Fluorescent Product Solutions】

By using the FMT system described below with near infrared fluorescence probes, it is possible to observe and quantify a wide range of molecular activity and other in vivo biological phenomena relating to various conditions, including tumors, inflammations, cardiovascular diseases, and bone diseases.

- <u>Fluorescence Molecular Tomography (FMT) System</u>: VisEn's Fluorescence Molecular Tomography (FMT) technology platform enables true quantification and three-dimensional tomographic reconstruction of fluorescence in vivo.

- <u>Near Infrared (NIR) Fluorescence Probe Portfolio</u>: VisEn's portfolio of biocompatible Near Infrared (NIR) fluorescence probes are specifically tailored to enable a range of imaging readouts of key in vivo disease-associated biological processes, including angiogenesis, protease activity, vascular permeability, inflammation, cell migration and tracking, and bone remodeling.

【Using VisEn and Olympus Products in Combination】

The molecular imaging systems developed and sold by Olympus are the OV100 in vivo imaging system, which can be used for a wide range of observations, from full views of small animals down to the cellular level, and the IV100 in vivo laser scanning microscope, which supports direct in vivo observation of small animals. These products are already on sale in some Asian markets. The conclusion of an exclusive Asian distribution agreement with VisEn will allow Olympus to combine its imaging systems with VisEn products to provide customers with

today's leading fluorescence technologies for in vivo observation and data generation at all levels from cells and tissues to the entire body.

[Overview of VisEn Medical, Inc.]

CEO: Kirtland G. Poss

Address: 12B Cabot Rd Woburn, Massachusetts 01801, USA

Founded: 2000

Number of employees: about 30

About VisEn Medical, Inc.: VisEn Medical, Inc. was founded in 2000 based on fluorescence imaging technologies initially developed at the Massachusetts General Hospital and Harvard Medical School. VisEn is developing today's highest performing fluorescence molecular imaging technology platforms, from research through medicine. VisEn also works directly with its partners to design ranges of tailored probes and applications that are targeted to their specific research areas. Privately-held VisEn is headquartered in Woburn, Massachusetts and has been financed by leading venture firms including Flagship Ventures and The Bollard Group. For further information please visit www.visenmedical.com

* "FMT" is a registered trademark of VisEn Medical, Inc. in the United States.

For further information, please contact:
PR & IR dept, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-6901-4294 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp